UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Subject Company (Issuer))

TRUST NUMBER 1387, ACTING THROUGH BANCO INVEX S.A., INSTITUCIÓN DE BANCA
MÚLTIPLE, INVEX GRUPO FINANCIERO, AS TRUSTEE FOR TRUST NUMBER 1387, VENTURA
CAPITAL PRIVADO, S.A. DE C.V., JAVIER MOLINAR HORCASITAS AND ENRIQUE CASTILLO
SANCHÉZ MEJORADA

(Names of Filing Persons (Offeror))

SERIES A COMMON STOCK

AMERICAN DEPOSITARY SHARES,

(Each representing seven Ordinary Participation Certificates of the Subject Company)

ORDINARY PARTICIPATION CERTIFICATES
(Each representing three Series A Common Stock)
(Title of Class of Securities)

57773A508 (ADSs)

(CUSIP Number of Class of Securities)

TRUST NUMBER 1387, ACTING THROUGH BANCO INVEX S.A., INSTITUCIÓN DE BANCA
MÚLTIPLE, INVEX GRUPO FINANCIERO, AS TRUSTEE FOR TRUST NUMBER 1387
Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000
5350-3333 ext. 2228

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$60,156,084.71*	$8,205.29**

*Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The transaction valuation was calculated assuming the purchase of all outstanding shares of Series A Common Stock, no par value, including those represented by CPOs and ADSs, at a purchase price of Ps. 0.9666 in cash per share of Series A Common Stock. As of January 31, 2013, there were 790,125,839 shares of Series A Common Stock outstanding, including those represented by CPOs and ADSs. The Transaction Valuation was calculated using the February 19, 2013 exchange rate published by Banco de Mexico in the Official Gazette of Mexico of Ps. 12.6959 to US$1.00.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 equals to 0.0001364 of the transaction valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,205.29

Filing Party: Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust Number 1387, Ventura Capital Privado, S.A. de C.V., Javier Molina Horcasitas and Enrique Castillo Sanchéz Mejorada

Form or Registration No.: SC TO-T	Date Filed: Feb 20, 2013

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-T, as amended from time to time, (the “Schedule TO”)  filed on February 20, 2013 in connection with an offer in the United States by Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust Number 1387 (the “Trust”), Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”) to purchase for cash (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation, a sociedad anónima bursátil de capital variable, organized and existing under the laws of the United Mexican States (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and the CPOs, and in each case, with any coupon representing unpaid dividends as of the day hereof, the “Securities”), of Maxcom, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Each ADS represents seven CPOs.  Each CPO represents three Shares. Simultaneously with the U.S. Offer, Purchaser offered in Mexico (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”) to purchase for cash all of the outstanding Shares and CPOs of Maxcom for Ps. 0.9666 for each Share and Ps. 2.90 for each CPO on substantially the same terms of the U.S. Offer.

The term “Purchaser”, when used in this Amendment means, collectively, the Trust, acting through its Trustee, Ventura Capital, Javier Molinar and Enrique Castillo.

This Amendment to the Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the filing requirements of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(A)(vi)	Supplement No. 6 to U.S. Offer to Purchase, dated April 25, 2013

(a)(5)	Press Release, dated April 25, 2013, announcing the results of the U.S. Offer to Purchase that expired at 12:00 midnight, New York City time, on April 24, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ventura Capital Privado S.A. de C.V.

By:	/s/ Javier Molinar Horcasitas

Name: Javier Molinar Horcasitas

Title: Chairman of the Board

Date: April 25, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust 1387

By:	/s/ Pedro Izquierdo Rueda

Name: Pedro Izquierdo Rueda

Title: Trust Officer

Date: April 25, 2013

By:	/s/ Edgar Figueroa

Name: Edgar Figueroa

Title: Trust Officer

Date: April 25, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Javier Molinar Horcasitas

Name: Javier Molinar Horcasitas

Date: April 25, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Enrique Castillo Sanchez Mejorada

Name: Enrique Castillo Sanchez Mejorada

Date: April 25, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)(vi)	Supplement No. 6 to U.S. Offer to Purchase, dated April 25, 2013

(a)(5)	Press Release, dated April 25, 2013, announcing the results of the U.S. Offer to Purchase that expired at 12:00 midnight, New York City time, on April 24, 2013